

Offering Statement for Adlore, Inc. ("Adlore")

Adlore, Inc. ("Adlore, Inc.," the "Company," "we," or "us"), a Delaware corporation incorporated on January 9, 2019, is holding the following offering:

Up to $1,000,000.68 in shares of the Company's Common Stock (the "Securities") at $0.84 per share, with a minimum target amount of $9,999.36.

Offering Minimum: $9,999.36 | 11,904 shares of Common Stock
Offering Maximum: $1,000,000.68 | 1,190,477 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.84 per Share
Minimum Investment Amount (per investor): $250.32 | 298 shares of Common Stock

The Minimum Investment Amount (per investor) accepted under this Regulation CF Offering is $250.32. The Company must reach its Target Offering Amount of $9,999.36 by June 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.36 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

support@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry

experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED

OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU WILL HAVE NO VOTING RIGHTS OVER THE SECURITIES OFFERED HEREBY PURSUANT TO A REQUIRED PROXY APPOINTING THE CEO OF THE COMPANY WITH THE POWER TO ACT ALONE AND WITH FULL POWER OF SUBSTITUTION TO VOTE THE SECURITIES OFFERED HEREBY.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

LUMINATE BANK, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW

AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found in the companies SEC filings here:

https://www.adloreinc.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company - Issuer Information

Adlore, Inc., a Delaware corporation

Date of Incorporation: January 9, 2019

Address: 350 East Michigan Avenue, Suite 500, Kalamazoo, Michigan 49007

Website: https://www.adloreinc.com/

Current Employee Count: 0

Eligibility

The following are true for Adlore, Inc.

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Name and Title

Daryl Lawson: President and CEO / Director (July 2019 – present)

Dr. Lawson is the founder, President and Chief Executive Officer of the Company. His primary position is as professor and director of the Doctorate Phyical Therapy Program at the University of Nevada, Reno.

Background

Dr. Daryl Jay Lawson is a leading expert in wound care and musculoskeletal ultrasound imaging. He holds a B.S. degree from Central Michigan University, an MPT from the University of Southern California, and a DSc from Loma Linda University. His doctoral dissertation focused on chronic, non-healing wounds in diabetic patients, which led to several publications and the invention of Senlore, a novel device for wound healing. He is the co-founder of Adlore, Inc., a company that is developing SenLore, a new device to treat and monitor diabetic foot ulcers. He received the President's Award from the American Physical Therapy Association for his outstanding contributions to the profession.

He was awarded a $100,000 grant from the North Carolina Biotechnology Department to conduct research on improving diabetic foot ulcer healing rates. He is currently a tenured and full professor at the University of Nevada, Reno. He is the Director of the UNR DPT program and also involved in teaching and research on musculoskeletal ultrasound imaging, a technique that uses sound waves to visualize soft tissues and joints.

3-Year Work History

Company: Adlore, Inc.
Position: Founder (July 2019 – present); President and CEO (2025 – present)
Dates: July 2019 – Present

Company: University of Nevada, Reno
Position: Professor and Director of the Doctorate Physical Therapy Program
Dates: July 1, 2024 – Present

Company: Reno Veteran's Administration
Position: Clinical Research Coordinator primary duties include conducting research along with the research partnership at the University of Nevada Reno
Dates: December 1, 2025 – Present

Company: University of Nevada, Reno School of Public Health

Position: Letter of Appointment teaching Kinesiology
Dates: January 2024 – June 2024

Company: University of the Cumberlands
Position: Doctor of Physical Therapy Program primary duties included assisting in the CAPTE accreditation process, teaching imaging and wound management and focusing on students located in rural areas or who are minorities
Dates: April 2022 – June 2024

Company: Western Michigan University
Position: Tenured Professor Department of Physical Therapty, primary duties included assisting a new program in full CAPTE accreditation process, research in integumentary and orthopedics, wound management and advanced smart sensors and structures
Dates: April 2022 – June 2024

Name and Title

David Roth: Director (June 2024– present)

Mr. Roth is retired and serves as a member of the Board of Directors of the Company.

Background

David Roth is a senior partner of South Ocean Capital Partners Inc., which actively invests in real estate, and in the past, also invested in venture capital and public and private markets both internationally and in the United States. Prior to his full-time involvement with South Ocean, Mr. Roth was a principal and managing director of WLD Enterprises Inc., a family office and private investment company. He began his professional career and focused on litigation, investment banking, and public finance law and real estate.

A 1970 graduate of Lafayette College, Mr. Roth also earned an MA (with distinction) at the University of Virginia and a JD at the University of Connecticut (cum laude). He currently serves as a director of the Jewish Federation of Greater Hartford, the Hartford Foundation for Public Giving, the Hartford Symphony Orchestra, the League of American Orchestras, and the Bushnell Center for Performing Arts.

Past directorships include director and chair of Connecticut Children's Medical Center, trustee of Lafayette College, the Progressive Policy Institute, and the Mark Twain House. Mr. Roth served as investment committee chair at several of those institutions as well as at Hartford Healthcare, which is a multi-hospital system with managed assets of more than five billion dollars. Additionally, he was a member of the investment advisory council for the office of the treasurer in the state of Connecticut and a member and chair of the town of West Hartford plan of zoning commission.

Previously, he served as a director of Omniglow Corporation, USI Holdings Inc., Colt Firearms, Genomas Inc., and Exploria SPS. He currently serves on the board of Esperovax Inc. and has observer status at Espervita, Lavit Inc., Proton Therapy Partners, and Provascor Inc.

3-Year Work History

Mr. Roth has been retired for last three years.

<u>Name and Title</u>

Nancy Newman: Director / Treasuer (January 2019 – present)

Mrs. Newman's is retired and serves as a member of the Board of Directors of the Company.

Background

Nancy K. Newman is a seasoned finance professional with experience in various industries, including pharmaceuticals, agriculture, and biotechnology. She has worked for leading companies such as Upjohn, Pfizer, and Interpublic Group of Companies, where she handled accounting, tax, treasury, ERP implementations, and operations management. She has also been involved in global expansion, corporate financing, joint ventures, and mergers and acquisitions.

Nancy has a passion for mentoring and supporting start-ups and small businesses. She has helped several companies within Apjohn Group to set up their financial systems and tax compliance. She was the CFO of Vestaron Corporation, a pioneer in biological pesticides, from 2010 to 2018. During her tenure, she led the company through multiple rounds of financing, product development, EPA registration, and product launch.

3-Year Work History

Nancy has been retired for the last 3-years from full time employment. She has a small, part time finiancal consulting business over the last 3 years.

Principal Security Holders

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Principal Security Holder Name

Daryl Lawson

Securities

2,000,000 shares

Security Class

Common Stock

Voting Power

39.08%

Principal Security Holder Name

Eli L. Thomssen Revocable Trust

Securities

1,500,000 shares

Security Class

Common stock

Voting Power

29.31%

*Eli Thomssen is the managing trustee of the Eli L. Thomssen Revocable Trust and, therefore, is the individual with beneficial ownership exceeding 20%.

Business and Anticipated Business Plan

Business of the issuer and the anticipated business plan

Quick Summary:

Adlore is a medical technology company developing SenLore, a patented home-based system that treats and monitors diabetic foot ulcers using synergistic electrical stimulation and controlled heat to improve blood perfusion and healing.

Business Overview:

Adlore is a medical technology company developing SenLore, a home-based system for treating and monitoring diabetic foot ulcers. The platform combines electrical stimulation and controlled heat to improve blood perfusion and accelerate healing, addressing both vascular and neuropathic complications. SenLore includes treatment insoles, non-adhesive electrodes, and therapeutic boots for offloading weight, providing a comprehensive, noninvasive solution. With its technology backed by peer-reviewed research, and by pursuing a multi-jurisdictional patent portfolio covering therapy, sensors, and devices, Adlore aims to reduce amputations, lower healthcare costs, and capture significant market share in the growing diabetic wound care and remote patient monitoring markets.

Vision:

Diabetic foot ulcers are a global and rapidly growing healthcare crisis driven by vascular insufficiency and neuropathic nerve damage, leading to poor wound healing, infection, and amputation. Ulcers precede nearly 80% of amputations, occur every 1.2 seconds worldwide, and cost the U.S. healthcare system an estimated $11 billion annually. Adlore addresses this critical need with SenLore, a patented home-based treatment system that combines electrical stimulation and controlled heat to significantly improve blood perfusion and accelerate healing. With clinical studies specifically using the same technology utilized in SenLore demonstrating healing rates of up to 70%, SenLore aims to enable effective, noninvasive treatment while reducing hospital visits, amputations, and overall cost of care.

Market Projections:

The market for diabetic foot ulcer treatment is substantial and growing, driven by the rising prevalence of diabetes and its complications. In the U.S. alone, treatment costs per patient range from $13,000 to $17,000 annually, contributing to an estimated $11 billion market. Globally, with a new diabetic foot ulcer developing every 1.2 seconds and amputations occurring every 20 seconds, demand for effective, noninvasive therapies is accelerating. Solutions like Adlore's SenLore, which can be used at home to improve healing and reduce hospitalizations, position the company to capture significant market share in wound care, medical devices, and remote patient monitoring sectors worldwide.

Traction:

Adlore intends to gain traction in the market through clinical validation, strategic partnerships, and growing market interest. The technology behind SenLore has demonstrated up to 70% healing rates in peer-reviewed studies, attracting attention from healthcare providers and potential collaborators. The company's multi-jurisdictional patents and proprietary technology have the potential to accelerate discussions with distributors and medical device partners. With rising awareness of diabetic foot ulcer complications and the demand for home-based therapies, Adlore is positioned to expand adoption, secure commercial contracts, and build a scalable revenue base in the rapidly growing wound care and remote patient monitoring markets.

Business Model:

Adlore's business model focuses on commercializing SenLore through direct sales to healthcare providers, partnerships with medical device distributors, and recurring revenue from consumables such as electrodes and insoles. The company intends to leverage its patented technology to offer a comprehensive home-based treatment and monitoring solution, reducing hospital visits and improving patient outcomes. By targeting hospitals, clinics, and remote care programs, Adlore intends to generate multiple revenue streams while scaling adoption. Its IP-protected platform also has the potential to open opportunities for licensing and strategic collaborations, potentially positioning the company to capture significant market share in the growing diabetic wound care and home healthcare sectors.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's operations have historically operated at a loss and with a cash deficiency. The Company has limited access to capital and is dependent on its ability to secure the funding required for its cash requirements and to execute on its business plan. Unless we raise sufficient funds, we will not be able to execute our business model.

In the past, we have relied on issuances of convertible notes and various federal government loan and grant programs to fund our operations. We have never generated positive cash flow from operating activities. If we are unable to raise sufficient capital to fund our operations, our business will be adversely affected, and we may not be able to continue as a going concern. There can be no assurances that we will be able to raise sufficient funds on terms that are acceptable to us, or at all, to fund our operations under our current business model.

We conduct our business in a heavily regulated industry and changes in regulations or violations of regulations could, directly or indirectly, harm our operating results and financial condition.

The healthcare industry is highly regulated and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Areas of the regulatory environment that may affect our ability to conduct business include, without limitation:
- Federal and state laws applicable to billing and claims payment;
- Federal and state laws relating to licensure;

- Federal and state anti-kickback laws;
- Federal and state false claims laws;
- Federal an dstate self-referral and financial inducement laws, including the federal physician anti-self-referral law, or the Stark Law;
- Coverage and reimbursement levels by Medicare and other governmental payors and private insurers;

These laws and regulations are extremely complex and in many instances, there are no significant regulatory or judicial interpretations of these laws and regulations. Any determination that we have violated these laws or regulations, or the public announcement that we are being investigated for possible violations of these laws or regulations, could harm our operating results and financial condition. In addition, a significant change in any of these laws or regulations may require us to change our business model in order to maintain compliance with these laws or regulations, which could harm our operating results and financial condition.

Regulatory Clearance and Development Risk

Our device is not cleared or approved by the U.S. Food and Drug Administration. We may be required to obtain FDA 510(k) clearance (or another marketing authorization) before commercial distribution, and regulators could disagree with our product classification or require additional preclinical or clinical data. Any of these outcomes could delay or prevent market entry, increase costs, or restricted our proposed indications. Even if we obtain marketing authorization, our product will be subject to ongoing FDA requirements and we could face enforcement action or product disruptions if we fail to comply.

Clinical evidence, endpoints, and standard-of-care adoption

Clinical trials (or other evidence) we may need to support marketing authorization or adoption could fail to show clinically meaningful improvements in our clinical endpoints, or real-world outcomes may not match study results. Failure to produce persuasive evidence may limit clinician adoption of our product.

Manufacturing, quality, and supply chain

Scaling production of a wearable medical device introduces risks related to supplier qualification, incoming inspection, process validation, and lot-to-lot consistency. Any failure to meet specifications or to comply with FDA quality system regulation could delay regulatory milestones or commercialization, lead to product complaints or recalls, and harm our reputation.

Intellectual property and freedom-to-operate

Our ability to protect our technology may be limited, and we may face third-party claims alleging infringement. Litigation or licensing demands could be costly and divert management time, whether or not claims have merit.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

The Company's success depends on the experience and skill of its CEO and other key personnel.

In particular, we are dependent on our CEO, Dr. Daryl Lawson. The loss of Dr. Lawson or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Investors will have no right to manage or control the activities of the Company. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social

media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will have no voting rights with respect to the Securities.

Investors in this offering are required to grant the Company a proxy and agree to allow our Chief Executive Officer to vote their shares on all matters submitted to a vote of the stockholders, including the election of directors. The proxy will be irrevocable. By signing our subscription agreement and granting the irrevocable voting proxy, investors will effectively give up their direct voting rights on important corporate decisions, such as electing our board of directors, approving mergers, or changing corporate governance policies.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits

carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the Securities Offered	11,904
Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)	5,953,254
Maximum Amount of the Securities Offered	1,190,477
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	7,131,827
Price Per Security	$0.84
Minimum Individual Purchase Amount	$250.32
Offering Deadline	June 30, 2026
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Adlore, Inc., a Delaware corporation ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii" or the "Intermediary"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 6.0% of the value of the securities sold through Regulation CF in cash, 2.0% of the value of the securities sold in the form of the securities sold in this Regulation Crowdfunding offering, as well as a $6,000 listing fee.The issuer is also responsible for reimbursing PicMii for the cost associated with escrow, payments and bad actor check costs. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $9,999.36 and $1,000,000.68 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $9,999.36 we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $9,999.36, any investments made under the Offering will be cancelled and the investment funds will be returned to the investor.

Offering Purpose:
If the maximum offering amount is raised, our anticipated use of proceeds is as follows below in the "Use of Proceeds" section.

Use of Proceeds:

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	4.90%	$490.00	4.90%	$49,000.00
Research and Development (Clinical Trials)	45.00%	$4,500.00	45.00%	$450,000.00
Product Engineering / Manufacturing	25.00%	$2,500.00	25.00%	$250,000.00
Sales & Marketing	5.00%	$500.00	5.00%	$50,000.00
Legal & Operational	20.10%	$2,009.36	20.10%	$200,000.68
Total	**100%**	**$9,999.36**	**100%**	**$1,000,000.68**

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company. For example, economic conditions may alter the Company's sales and marketing or operational requirements. If we raise the Maximum Offering Amount of $1,000,000 we will use the proceeds in generally the same percentages indicated above.

How will the issuer complete the transaction and deliver securities to the investors?

Transfer Agent - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this case, the company will be utilizing a transfer agent.

How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by providing notice to the Intermediary. PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

12. Describe the terms of the securities being offered.

Up to $1,000,000.68 in shares of Common Stock at $0.84 per share with a minimum target amount of $9,999.36.

Offering Minimum: $9,999.36 | 11,904 shares of Common Stock
Offering Maximum: $1,000,000.68 | 1,190,477 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.84 per Share
Minimum Investment Amount (per investor): $250.32 | 298 shares of Common Stock

The Minimum Investment Amount (per investor) accepted under this Regulation CF Offering is $250.32. The Company must reach its Target Offering Amount of $9,999.36 by June 30, 2026 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.36 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer

and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

13. Do the securities offered have voting rights? Voting Rights and Proxy:

The Company is offering Common Stock which has voting rights, however, those rights will be given back to the CEO through proxy:

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Are there any limitations on any voting or other rights identified above?

See Question 13.

15. How may the terms of the securities being offered be modified?

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. Material terms of any outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Stock	10,000,000	5,117,500	823,850	*See below	Yes

*Convertible notes are addressed in question 23 below outlining outstanding debt.

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There is no difference between the securities being offered and each other class of security. However, the voting rights offered with the Common Stock will be given back to the CEO through proxy:

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. However,

the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority stockholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Moreover, the voting rights of each Subscriber will be given back to the CEO through proxy:

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The issuer is raising this Regulation Crowdfunding round at a $4,990,734 pre-money valuation, when including outstanding options.

The Securities being offered are valued at the issuer's discretion. The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indiciatve of the actual value of the Securities.

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Certificate of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding shares of the Company. As minority owners, the crowdfunding

investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of stock of the company; or (d) creation of any debt security.

Moreover, the voting rights of each Subscriber will be given back to the CEO through proxy:

Voting Proxy. Each investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the investor pursuant to this proxy are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the investor is an individual, will survive the death, incompetency and disability of the investor and, so long as the investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the Securities. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

22. What are the risks to purchasers associated with corporate actions including:

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional shares of the company's common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant

enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Material terms of any indebtedness of the issuer:

Outstanding Convertible Notes

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Founders	$10,000	8%	June 30, 2020
Shane Bowen	$25,000	8%	June 30, 2027
Rob Kitteridge	$25,000	8%	June 30, 2027
David Marra	$10,000	8%	June 30, 2027
Brad Sadowski	$10,000	8%	June 30, 2027
Spring Hope, LLC	$50,000	8%	June 30, 2027
Spring Hope, LLC	$10,000	8%	June 30, 2027
David Roth	$170,000	8%	June 30, 2027
David Roth	$80,000	8%	June 30, 2027
David Roth	$60,000	8%	June 30, 2027
Western Michigan University, acting through its Biosciences Research and Commercialization Center	$150,000	8%	June 30, 2027
Roger Newton	$100,000	8%	June 30, 2027
Roger Newton	$50,000	8%	June 30, 2027
The Regents of the University of Michigan on behalf of the Michigan Innovation Capital Fund	$100,000	8%	June 30, 2027

The Convertible Notes are convertible into shares of the Company's next issued series of convertible preferred stock having the rights, preferences and privileges to be established upon issuance of the preferred stock, at a conversion rate equal to seventy percent (70%) of the original issue price of the shares of preferred stock.

24. What other exempt offerings has the Company conducted within the past three years?

Date	Offering Type	Securities Sold	Amount	Use of Proceeds
04/2025	Exempt Private Placement under Rule 506(b) (continuation of offering which began in 2019)	Convertible Promissory Notes (see above)	$850,000	Working capital

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.**

There is a $10,000 outstanding convertible note to the founders of the company with an 8% interest rate.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

Yes.

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Revenue
Adlore was incorporated in 2019 and are early in their operating history. The company had no

revenue in 2024 or 2025 as they were still in R&D.

Expenses

For 2024, Operating expenses amounted to $67,389 and they slightly increased in 2025 to $74,947. A bulk of the operating expenses in 2024 and 2025 came from Professional Fees and General and Administrative Fees.

Historical results and cash flows:

In 2024, the company had cash on hand of $6,495 which was from an insertion of cash by the founders into the company. In 2025, raised a round and had cash on hand of $13,013. They plan to raise in 2026, continue their R&D to launch their product.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
As of year-end 2024, the Company had $6,495 cash-on-hand, however in 2025, they had $13,013 cash on hand. They also had assets totaling $106,053 in 2025.

*For additional information regarding the issuer's financials, please review Exhibit A.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

    i. In connection with the purchase or sale of securities?
    ii. Involving the making of any false filing with the commission?
    iii. Arising out of the conduct of the business of an underwriter, broker, dealer,

municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

   i. In connection with the purchase or sale of any security?
   ii. Involving the making of any false filing with the Commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

   i. At the time of the filing this offering statement bars the person from:

   1. **Association with an entity regulated by such commission, authority, agency or officer?**
   2. **Engaging in business of securities, insurance, or banking?**
   3. **Engaging in savings association or credit union activities?**

   ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

   i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
   ii. Places limitations on the activities, functions or operations of such person?
   iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
    ii. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Adlore, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Reviewed Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Articles of Incorporation: See Exhibit D

Bylaws: See Exhibit E

Exhibit A

Reviewed Financial Statements (See attachment to Form C)

Exhibit B

Offering Page (See attachment to Form C)

Exhibit C

Subscription Agreement (See attachment to Form C)

Exhibit D

Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)